SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1 ) *

SpringWorks Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

85205L107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

__________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 85205L107

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5.	SOLE VOTING POWER 4,006,445 shares of Common Stock, $0.0001 par value per share ("Common Stock")
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 576,602 shares of Common Stock are directly held by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
	7.	SOLE DISPOSITIVE POWER 4,006,445 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 576,602 shares of Common Stock are directly held by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,583,047*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%**
12.		TYPE OF REPORTING PERSON CO

* As of February 12, 2021. Represents 4,006,445 shares held by directly by Pfizer Inc. and 576,602 shares held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
** Based on 48,767,155 shares of Common Stock outstanding as of November 6, 2020, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020 (“Form 10-Q”).

CUSIP No. 85205L107

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Ventures (US) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares of Common Stock
	6.	SHARED VOTING POWER 576,602 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 576,602 shares of Common Stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,602*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%**
12.		TYPE OF REPORTING PERSON OO

* As of February 12, 2021.
**Based on 48,767,155 shares of Common Stock outstanding as of November 6, 2020, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020 (“Form 10-Q”).

CUSIP No. 85205L107
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

SpringWorks Therapeutics, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

100 Washington Boulevard, Stamford, CT 06902

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”) Pfizer Ventures (US) LLC (“PVUS”) PVUS is a wholly-owned subsidiary of Pfizer. The Joint Filing Agreement between Pfizer and PVUS is filed herewith as Exhibit 99.1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Pfizer and PVUS: 235 East 42nd Street, New York, NY 10017

ITEM 2(c)	CITIZENSHIP:

Pfizer and PVUS: Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value

ITEM 2(e)	CUSIP NUMBER:

85205L107

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 85205L107

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 85205L107

EXHIBIT INDEX
Exhibit Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and between Pfizer and PVUS.

CUSIP No. 85205L107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary

PFIZER VENTURES (US) LLC

By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Secretary